Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

January 28, 2020

VIA EDGAR

Ms. Allison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Series Trust

File Nos. 333-214851 and 811-23216

Dear Ms. White:

On behalf of FS Series Trust (the “Registrant” or the “Trust”), set forth below are the Registrant’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically on January 21, 2020, regarding Post-Effective Amendment No. 10 to the Trust’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 13 under the Investment Company Act of 1940, as amended (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. The Registration Statement was filed pursuant to Rule (a)(2) of Rule 485 under the 1933 Act to register shares of a new series of the Trust, the FS Energy Total Return Fund (the “Fund”). The Fund is being registered as a “shell” portfolio of the Trust in connection with the pending reorganization (the “Reorganization”) of the FS Energy Total Return Fund (Registration No. 333-214232) (the “Interval Fund”) into the Fund, which is expected to occur in March of 2020. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Registrant’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Registrant will make in response to the Staff’s comments in Post-Effective Amendment No. 12 to the Registration Statement, expected to be filed by the Registrant on or about January 28, 2020 (the “Revised Registration Statement”).

GENERAL

1)	Supplementally, please clarify whether the Fund intends to manage its total exposure to commodities in order to ensure that it will continue to qualify for favorable tax treatment as a regulated investment company under Subchapter M of the Internal Revenue Code (the “Code”).

The Registrant confirms that the Fund will manage its total exposure to commodities in order to ensure that it will continue to qualify for favorable tax treatment as a regulated investment company under Subchapter M of the Code.

PROSPECTUS

2)	The Staff reiterates that it does not consider the Alerian Midstream Energy Select Index to be a broad-based securities market index. Please include a broad-based securities market index as the Fund’s primary benchmark per Item 4 of Form N-1A.

The Registrant will amend the Registration Statement to add the S&P 500 Index as the Fund’s broad-based securities market index and continue to include the Alerian Midstream Energy Select Index as an additional index.

Ms. White

January 28, 2020

3)	Please explicitly disclose in the “Redemptions” section on page 67 the methods that the Fund expects to use to meet redemption requests during stressed market conditions.

The Registrant will add the following disclosure:

“The Fund also retains the right to redeem some or all of the shares in-kind during stressed market conditions.”

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer

cc:	Stephen S. Sypherd

FS Series Trust